SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No. 2)*

QUINTILES TRANSNATIONAL HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

74876Y101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 74876Y101

1	NAMES OF REPORTING PERSONS Dennis B. Gillings, CBE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 11,542,230
	6	SHARED VOTING POWER 225,255 (1)
	7	SOLE DISPOSITIVE POWER 11,542,230
	8	SHARED DISPOSITIVE POWER 225,255 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,767,485 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes the following shares over which Dr. Dennis Gillings may be deemed to exercise shared voting and investment control: (i) 121,699 shares held by GFEF Limited Partnership, of which Dr. Dennis Gillings is the general partner; and (ii) 103,556 shares held by Dennis & Mireille Gillings Foundation, of which Dr. Dennis Gillings is the president and director. Dr. Dennis Gillings disclaims beneficial ownership of all shares of common stock held by such persons, except to the extent of his pecuniary interest therein.
(2)	Amounts reported for Dr. Dennis Gillings do not include any shares of common stock beneficially owned by the other parties to the Shareholders Agreement (as defined in item 4 below), except to the extent disclosed in this Amendment No. 2 to Schedule 13G. Dr. Dennis Gillings disclaims beneficial ownership of any shares of common stock beneficially owned by such persons, except to the extent disclosed in this Amendment No. 2 to Schedule 13G.
(3)	Based on 119,377,731 shares of common stock outstanding as of December 31, 2015, as provided by the Issuer to the Reporting Persons.

CUSIP No. 74876Y101

1	NAMES OF REPORTING PERSONS Mireille Gillings, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Dr. Mireille Gillings, who is married to Dr. Dennis Gillings, retired from the Issuer’s board of directors effective as of November 5, 2015. As such, Dr. Mireille Gillings is no longer deemed an indirect beneficial owner of the shares beneficially owned by Dr. Dennis Gillings.

CUSIP No. 74876Y101

1	NAMES OF REPORTING PERSONS Susan Gillings Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 39,678 (1)
	6	SHARED VOTING POWER 1,000,000 (2)
	7	SOLE DISPOSITIVE POWER 39,678 (1)
	8	SHARED DISPOSITIVE POWER 1,000,000 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,678 (1) (2) (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (3)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9% (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Ms. Gross directly beneficially owns 39,678 shares of common stock.
(2)	Ms. Gross may be deemed to indirectly beneficially own 1,000,000 shares held by GF Investment Associates LP by virtue of her position as manager of GF Association LLC, the general partner of GF Investment Associates LP. Ms. Gross disclaims beneficial ownership of all shares of common stock held by GF Investment Associates LP, except to the extent of her pecuniary interest therein.
(3)	Amounts reported for Ms. Gross do not include any shares of common stock beneficially owned by the other parties to the Shareholders Agreement (as defined in item 4 below), except to the extent disclosed in this Amendment No. 2 to Schedule 13G. Ms. Gross disclaims beneficial ownership of any shares of common stock beneficially owned by such persons, except to the extent disclosed in this Amendment No. 2 to Schedule 13G.
(4)	Based on 119,377,731 shares of common stock outstanding as of December 31, 2015, as provided by the Issuer to the Reporting Persons.

CUSIP No. 74876Y101

1	NAMES OF REPORTING PERSONS GF Investment Associates LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Amounts reported for GF Investment Associates LP do not include any shares of common stock beneficially owned by the other parties to the Shareholders Agreement (as defined in item 4 below), except to the extent disclosed in this Amendment No. 2 to Schedule 13G. GF Investment Associates LP disclaims beneficial ownership of any shares of common stock beneficially owned by such persons, except to the extent disclosed in this Amendment No. 2 to Schedule 13G.
(2)	Based on 119,377,731 shares of common stock outstanding as of December 31, 2015, as provided by the Issuer to the Reporting Persons.

CUSIP No. 74876Y101

1	NAMES OF REPORTING PERSONS GFEF Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 121,699 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 121,699 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,699 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Includes 121,699 shares of common stock directly beneficially owned by GFEF Limited Partnership. Dr. Dennis Gillings may be deemed to exercise shared voting and investment control over the 121,699 shares held by the GFEF Limited Partnership as its general partner. Dr. Dennis Gillings disclaims beneficial ownership of all shares of common stock held by such person, except to the extent of his pecuniary interest therein.
(2)	Amounts reported for GFEF Limited Partnership do not include any shares of common stock beneficially owned by the other parties to the Shareholders Agreement (as defined in item 4 below), except to the extent disclosed in this Amendment No. 2 to Schedule 13G. GFEF Limited Partnership disclaims beneficial ownership of any shares of common stock beneficially owned by such persons, except to the extent disclosed in this Amendment No. 2 to Schedule 13G.
(3)	Based on 119,377,731 shares of common stock outstanding as of December 31, 2015, as provided by the Issuer to the Reporting Persons.

CUSIP No. 74876Y101

1	NAMES OF REPORTING PERSONS Dennis & Mireille Gillings Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 103,556
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 103,556
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,556 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Amounts reported for Dennis & Mireille Gillings Foundation do not include any shares of common stock beneficially owned by the other parties to the Shareholders Agreement (as defined in item 4 below), except to the extent disclosed in this Amendment No. 2 to Schedule 13G. Dennis & Mireille Gillings Foundation disclaims beneficial ownership of any shares of common stock beneficially owned by such persons, except to the extent disclosed in this Amendment No. 2 to Schedule 13G.
(2)	Based on 119,377,731 shares of common stock outstanding as of December 31, 2015, as provided by the Issuer to the Reporting Persons.

Item 1(a).	Name of Issuer:

Quintiles Transnational Holdings Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4820 Emperor Boulevard

Durham, North Carolina 27703

Item 2(a).	Name of Person Filing:

Dennis B. Gillings, CBE (“Dr. Dennis Gillings”)

Mireille Gillings, Ph.D. (“Dr. Mireille Gillings”)

Susan Gillings Gross (“Ms. Gross”)

GF Investment Associates LP

GFEF Limited Partnership

Dennis & Mireille Gillings Foundation (collectively, the “Reporting Persons”)

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1 hereto, related to the joint filing of this Amendment No. 2 to Schedule 13G (this “Schedule 13G/A”) and each subsequent amendment to the Schedule 13G in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4820 Emperor Boulevard

Durham, North Carolina 27703

Item 2(c).	Citizenship:

All Reporting Persons that are individuals are citizens of the Unites States.

GF Investment Associates LP is a Delaware limited partnership. GFEF Limited Partnership is a North Carolina limited partnership. Dennis & Mireille Gillings Foundation is organized under the laws of North Carolina.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

74876Y101

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G/A is filed pursuant to Rule 13d-1(d) under the Exchange Act.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Dennis B. Gillings, CBE	11,767,485	(1)(4)
Mireille Gillings, Ph.D.	0	(2)
Susan Gillings Gross	1,039,678	(3)(4)
GF Investment Associates LP	1,000,000	(4)
GFEF Limited Partnership	121,699	(4)
Dennis & Mireille Gillings Foundation	103,556	(4)

(b)	Percent of class (based on 119,377,731 shares of common stock outstanding as of December 31, 2015, as provided by the Issuer to the Reporting Persons):

Dennis B. Gillings, CBE	9.9% (1)	(4)
Mireille Gillings, Ph.D.	0.0% (2)
Susan Gillings Gross	0.9% (3)	(4)
GF Investment Associates LP	0.8% (4)
GFEF Limited Partnership	0.1% (4)
Dennis & Mireille Gillings Foundation	0.1% (4)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Dennis B. Gillings, CBE	11,542,230
Mireille Gillings, Ph.D.	0	(2)
Susan Gillings Gross	39,678
GF Investment Associates LP	0
GFEF Limited Partnership	0
Dennis & Mireille Gillings Foundation	0

(ii)	Shared power to vote or to direct the vote

Dennis B. Gillings, CBE	225,255	(1)
Mireille Gillings, Ph.D.	0	(2)
Susan Gillings Gross	1,000,000	(5)
GF Investment Associates LP	1,000,000	(5)
GFEF Limited Partnership	121,699	(6)
Dennis & Mireille Gillings Foundation	103,556	(7)

(iii)	Sole power to dispose or to direct the disposition of

Dennis B. Gillings, CBE	11,542,230
Mireille Gillings, Ph.D.	0	(2)
Susan Gillings Gross	39,678
GF Investment Associates LP	0
GFEF Limited Partnership	0
Dennis & Mireille Gillings Foundation	0

(iv)	Shared power to dispose or to direct the disposition of

Dennis B. Gillings, CBE	225,255	(1)
Mireille Gillings, Ph.D.	0	(2)
Susan Gillings Gross	1,000,000	(5)
GF Investment Associates LP	1,000,000	(5)
GFEF Limited Partnership	121,699	(6)
Dennis & Mireille Gillings Foundation	103,556	(7)

(1)	Includes the following shares over which Dr. Dennis Gillings may be deemed to exercise shared voting and investment control: (i) 121,699 shares held by GFEF Limited Partnership, of which Dr. Dennis Gillings is the general partner; and (ii) 103,556 shares held by Dennis & Mireille Gillings Foundation of which Dr. Dennis Gillings is the president and director. Dr. Dennis Gillings disclaims beneficial ownership of all shares of common stock held by such persons, except to the extent of his pecuniary interest therein.

(2)	Dr. Mireille Gillings, who is married to Dr. Dennis Gillings, retired from the Issuer’s board of directors effective as of November 5, 2015. As such, Dr. Mireille Gillings is no longer deemed an indirect beneficial owner of the shares beneficially owned by Dr. Dennis Gillings.
(3)	Includes 39,678 shares held directly by Ms. Gross and 1,000,000 shares held by GF Investment Associates LP by virtue of her position as manager of GF Association LLC, the general partner of GF Investment Associates LP. Ms. Gross disclaims beneficial ownership of all shares of common stock held by GF Investment Associates LP, except to the extent of her pecuniary interest therein.
(4)	As more fully described in the Current Report on Form 8-K filed by the Issuer on February 6, 2015, Dr. Dennis Gillings, Ms. Gross, GFEF Limited Partnership, Dennis & Mireille Gillings Foundation and GF Investment Associates LP (the “Gillings Affiliates”) have entered into a shareholders agreement, dated as of January 22, 2008 (as supplemented and amended, the “Shareholders Agreement”), with certain other holders (the “SHA Holders”) of shares of common stock. Pursuant to the Shareholders Agreement, the Gillings Affiliates and the SHA Holders have agreed to vote their shares of common stock to elect members of the Issuer’s board of directors as set forth therein. Because of the relationship between the Gillings Affiliates and the SHA Holders as a result of the Shareholders Agreement, the Gillings Affiliates and the SHA Holders may be deemed to constitute a “group” for purposes of Section 13 of the Exchange Act. This filing shall not be deemed an admission that any of such persons constitute a “group” for purposes of Section 13(d) or Section 13(g) of the Exchange Act, and each Reporting Person expressly disclaims beneficial ownership of the shares of common stock held by the SHA Holders.
(5)	Ms. Gross is the manager of GF Association LLC, the general partner of GF Investment Associates LP, and may be deemed to share voting and investment control over the shares held by GF Investment Associates LP.
(6)	Dr. Dennis Gillings is the general partner of GFEF Limited Partnership and may be deemed to share voting and investment control over the shares held by GFEF Limited Partnership.
(7)	Dr. Dennis Gillings is the president and director of Dennis & Mireille Gillings Foundation and may be deemed to share voting and investment control over the shares held by Dennis & Mireille Gillings Foundation.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than 5 percent of the class of securities, check the following ☒. Note: This Schedule 13G/A reports that only Dr. Mireille Gillings has ceased to be a beneficial owner of more than 5 percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See item 4.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016

DENNIS B. GILLINGS, CBE

By:	/s/ Dennis B. Gillings
Name: Dennis B. Gillings, CBE

MIREILLE GILLINGS, PH.D.

By:	/s/ Mireille Gillings
Name: Mireille Gillings, Ph.D.

SUSAN GILLINGS GROSS

By:	/s/ Susan Gillings Gross
Name: Susan Gillings Gross

GF INVESTMENT ASSOCIATES LP
By: GF Association LLC, its general partner

By:	/s/ Susan Gillings Gross
Name: Susan Gillings Gross
Title: Sole Manager

GFEF LIMITED PARTNERSHIP

By:	/s/ Dennis B. Gillings
Name: Dennis B. Gillings
Title: General Partner

DENNIS & MIREILLE GILLINGS FOUNDATION

By:	/s/ Dennis B. Gillings
Name: Dennis B. Gillings
Title: President

MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated as of February 11, 2016, among the Reporting Persons.